April 11, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, DC 20549

Re:	Scoobeez Global, Inc. (formerly ABT Holdings, Inc.)/Application for Withdrawal on Form RW for Registration Statement on Form 10-12G (File No. 000-55752)

Ladies and Gentlemen:

Scoobeez Global, Inc. (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”) that the Company’s Registration Statement on Form 10-12G (File No. 000-55752), filed with the Securities and Exchange Commission (“SEC”) on February 14, 2017, together with all exhibits and amendments thereto (“Registration Statement”), be withdrawn effective immediately. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the SEC.

The Company has determined that it is not able to complete the audit of the years ended December 31, 2016 and 2015 without substantial effort and expense. The Company is considering how to proceed, and is attempting to determine if an audit can be completed for the 2016 fiscal year end.

Accordingly, we request that the SEC issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Ken Bart of Bart and Associates, LLC, via email at kbart@kennethbartesq.com or via facsimile at (720) 528-7765. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this application will not be granted.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact our attorney Ken Bart at (720) 226-7511. Thank you for your assistance.

Very truly yours,

Scoobeez Global, Inc.

By:	/s/ Shahan Ohanessian
Shahan Ohanessian
President